VIA EDGAR

July 20, 2017

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)

File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the comments on Post-Effective Amendment No. 94 to the Registrant’s registration statement on Form N-1A (“PEA 94”) on behalf of the Wasatch Global Value Fund (formerly, the Wasatch Large Cap Value Fund) (the “Fund”) filed on EDGAR on June 9, 2017 that were provided to me by telephone on Tuesday, July 11, 2017 by the Securities and Exchange Commission (the “SEC”).

1.        SEC Comment: The SEC has requested the Registrant affirmatively confirm that all missing information and blanks set forth in PEA 94 will be completed in the post-effective amendment to the Registrant’s registration statement on Form N-1A filed with respect to this Fund.

Response: The Registrant confirms that all missing information and blanks will be completed in the post-effective amendment to the Registrant’s registration statement on Form N-1A filed with respect to this Fund.

2.        Prospectus – Summary Section – Fees and Expenses- Shareholders Fees Table

SEC Comment: Under the section entitled “Account Policies – Selling (Redeeming) Shares” in the prospectus, the ninth bullet states that “Redemption proceeds can also be sent by wire ($15.00 fee) or electronic funds transfer to your preauthorized bank account.” Please add the wire fee to the shareholder fees table.

Response: Instruction 2(d) of Item 3 of Form N-1A instructs that fees that apply to only a limited number of shareholders based on their particular circumstance need not be disclosed. The $15 fee is only applicable to a relatively small percentage of shareholders that purchase directly from the Fund’s transfer agent and who elect to process via wire transfer. Moreover, this summary section is incorporated into the Fund’s summary prospectus delivered to shareholders purchasing through intermediaries for whom the fee generally does not apply, or whose intermediary applies a different fee for wire transfers.

3.        Prospectus – Summary Section – Fees and Expenses- Fee Table

SEC Comment:        Section .73 Expense Recapture Plans of the AICPA Audit Risk Alert Investment Companies Industry Developments 2008/2009: “SEC Staff Comments and Observations” states the following:

Expense Recapture Plans

.73        In an expense recapture plan, the adviser and the fund enter into an agreement whereby the adviser can recapture expenses waived in prior years to the extent that the fund achieves economies of scale relevant to the established expense cap. The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Please indicate if the Advisor can recoup expenses under the Expense Limitation Agreement. If yes, please disclose in Footnote 1 to the Fee Table.

Response:        The Advisor cannot recoup expenses under the Expense Limitation Agreement.

4.        Prospectus – Summary Section – Principal Strategies

SEC Comment:        The first sentence of the second paragraph in the section states that: “Under normal market conditions, we will invest the Fund’s net assets primarily in the equity securities of foreign and domestic companies of all market capitalizations.” Please confirm that the Registrant intended “net assets” and not “total assets.”

Response:        The Registrant confirms that the Fund intended “net assets.”

5.        Prospectus – Summary Section – Principal Strategies

SEC Comment:        The first sentence of the second paragraph in the section states that: “Under normal market conditions, we will invest the Fund’s net assets primarily in the equity securities of foreign and domestic companies of all market capitalizations.” The fifth paragraph in the section states that: “The Fund may invest in the equity securities of companies of any size, although we expect a significant portion of the Fund’s assets to be invested in companies with market capitalizations of over US$5 billion at the time of purchase.” Please consider revising the disclosure regarding market capitalizations so it is not repetitive. In addition, please revise the phrase “any size” to “any market capitalization size.”

Response:        The Registrant believes the current disclosure is required and appropriately descriptive. The first sentence is required by Item 9(b) of Form N-1A. The fifth paragraph is part of the narrative disclosure required by Item 9(b)(1) regarding the expectations of the investments of the Fund in applying the strategy (see Instruction 2 to Item 9(b)(1)) and Item 4(a).

6.        Prospectus – Summary Section – Principal Strategies

SEC Comment:        The Fund may invest in convertible securities. Does the Fund intend on investing in contingent convertible bonds. If yes, please revise the principal strategies and include corresponding principal risks.

Response:        It is not a principal strategy of the Fund to invest in contingent convertible bonds.

7.        Prospectus – Summary Section – Principal Strategies

SEC Comment:        The second sentence of the second paragraph in the section states that: “Equity securities include common stock, preferred stock and securities convertible into common stock, warrants and rights, and other securities with equity characteristics (for example, depositary receipts, participatory notes or derivatives linked to a basket of underlying equity securities, certain options on common stock, and exchange-traded funds).”

a.	Please clarify and describe “other securities.”
b.	Please describe the types of depositary receipts the Fund will invest in and their corresponding risks.
c.	Please describe the types of derivatives the Fund will invest in and their corresponding risks including clarifying certain options on common stock.

Please see the Letter dated July 30, 2010 released by the SEC entitled “Derivative-Related Disclosures by Investment Companies.”

Response:        The Registrant will amend the disclosure as follows: “Equity securities include primarily common stock, preferred stock and securities convertible into common stock, warrants and rights, but may include other securities with equity characteristics including, American Depositary Receipts and Global Depositary Receipts and Participatory Notes .”

8.        Prospectus – Summary Section – Principal Strategies

SEC Comment:        The first sentence of the fourth paragraph in the section states that: “The Fund may invest a significant amount of its total assets (5% to 50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging markets.” Given the name of the Fund, please explain why the Fund “may invest” as opposed to the Fund “will invest”. In addition, please clarify if the Fund will invest in companies domiciled in frontier markets.

Response:        Investing in the securities of companies domiciled in emerging market countries is a permissive strategy. The Fund’s strategy limitation, consistent with Footnote 42 to Rule 35d-1, is to invest in companies domiciled throughout the world, including the United States.

9.        Prospectus – Summary Section – Principal Strategies

SEC Comment:        The fifth paragraph in the section states that: “To achieve the Fund’s investment objectives, the Fund typically invests in the securities of companies that we believe will pay above average dividends or interest, but which remain appropriately valued based on our valuation analysis.” Please describe the parameters of “above average” and how the Advisor determines “above average” and the Advisor’s source for such determination.

Response: The Registrant will revise the disclosure to read: “To achieve the Fund’s investment objectives, the Fund invests in securities that we believe are priced below their intrinsic long-term value based on our valuation analysis.”

10.        Prospectus – Summary Section – Principal Strategies

SEC Comment:        Please explain in general terms how the Adviser decides to sell securities.

Response:        A description of how the Advisor makes decisions to sell portfolio securities in included in the section entitled “Additional Information About the Funds – Selling Securities.”

11.        Prospectus – Summary Section – Principal Risks

SEC Comment:        Please include a market capitalization risk.

Response:        The Registrant believes in the context of this Fund’s strategy that “market capitalization” risk is essentially the risk that the valuation analysis of a particular security is incorrect, which risk is already disclosed in the Principal Risks section as “Value Investing Risk.” In addition, market cap risk is subsumed in the “Stock Selection Risk” disclosure currently included.

12.        Prospectus – Summary Section – Principal Risks

SEC Comment:        With respect to Sector Weightings Risk, please provide specificity for each sector and add further risks. For example, consumer staples sector is composed of companies whose primary lines of business are food, beverages, tobacco and other household items. If the Fund invests primarily in food, please state and include any corresponding risks.

Response:        Response: As a fundamental policy, the Fund does not concentrate in a particular industry. The Fund, however, may from time to time have significant assets invested in a industry of a particular sector, but this changes with the portfolio manager’s investment decisions in managing the portfolio. We are concerned that providing such risk disclosure of particular lines of business would quickly become stale and require continual updates as the portfolio shifts. We therefore have included disclosures regarding the various industries that make up a sector and added the following risk disclosure to the Sector Weightings Risk.

    Sector Weightings Risk. To the extent that Fund emphasizes from time to time, investments in a particular sector, the Fund will be subject to a greater degree to the risks particular to that sector, including the sectors described below. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect all the securities in a single sector. If the Fund invests in a few sectors, it may have increased exposure to the price movements of securities in those sectors. The Fund may also from time to time make significant investments in an industry or industries within a particular sector. Adverse conditions in such industry or industries could have a correspondingly adverse effect on the financial condition of issuers. These conditions may cause the value of the Fund’s shares to fluctuate more than the values of shares of funds that invest in a greater variety of investments.

Consumer Staples Sector Risk. The Consumer Staples Sector includes companies in the food & staples retailing, food beverage & tobacco, and household

& personal products industry groups. Companies in the consumer staples sector may be affected by marketing campaigns, changes in consumer demands, government regulations and changes in commodity prices.

Energy Sector Risk. The Energy Sector includes companies in energy equipment & services, and oil, gas & consumable fuels industry groups. The value of companies in these industry groups is particularly vulnerable to developments in the energy sector, fluctuations in the price and supply of energy fuels, energy conservation, the supply of, and demand for, specific energy-related products or services, and tax policy and other government regulation. Oil and gas companies develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for oil and gas companies in particular are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, securities of companies in the energy sector are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the Fund’s performance. Oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions, and the companies may be at risk for environmental damage claims.

Financials Sector Risk. The Financials Sector includes companies in the banks, diversified financials, and insurance industry groups. Companies in the financials sector are subject to extensive government regulation, can be subject to relatively rapid change due to increasingly blurred distinctions between service segments, and can be significantly affected by the availability and cost of capital funds, changes in interest rates, the rate of corporate and consumer debt defaults, and price competition. Stocks of banking companies may be affected by extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact banking companies. Banks may also be subject to severe price competition. Competition is high among banking companies and failure to maintain or increase market share may result in lost market value.

Health Care Sector Risk. The Health Care Sector includes companies in the health care equipment & services, pharmaceuticals, and biotechnology & life sciences industry groups. Health care companies are strongly affected by worldwide scientific or technological developments. Their products may rapidly become obsolete. Many health care companies are also subject to significant government regulation and may be affected by changes in government policies. Companies in the pharmaceutical, biotechnology & life sciences industry group in particular are heavily dependent on patent protection, and the expiration of patents may adversely affect the profitability of the companies. These companies are also subject to extensive litigation based on product liability and other similar claims. Many new products are subject to approval of the U.S. Food and Drug Administration (“FDA”). The process of obtaining FDA approval can be long and costly, and FDA approved products are susceptible to obsolescence. These companies are also subject to competitive forces that may make it difficult to increase prices, or that may lead to price reductions.

Industrials Sector Risk. The Industrial Sector includes companies in the commercial & professional services and transportation industry groups, including companies engaged in the business of human capital management, business research & consulting, air freight & logistics, airlines, maritime shipping & transportation, railroads & trucking, and transportation infrastructure. Companies in the industrials sector can be significantly affected by general economic trends, including such factors as employment and economic growth, interest rate changes, changes in consumer spending, legislative and government regulation and spending, import controls, commodity prices, and worldwide competition.

Information Technology Sector Risk. The Information Technology Sector includes companies in the software and IT services industries. Companies in the information technology sector are subject to rapid obsolescence of existing technology, short product cycles, falling prices and profits, competition from new market entrants, and general economic conditions. Stocks of companies in the information technology sector, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market.

Utilities Sector Risk. The Utilities Sector includes electric utilities, gas utilities, water utilities, multi-utilities (electric, gas & water), and independent power and renewable electricity producers. Companies in the utilities sector are affected by supply and demand, consumer incentives, operating costs, government regulation, environmental factors, liabilities for environmental damage and general civil liabilities, and rate caps or rate changes. The value of regulated utility company stocks may have an inverse relationship to the movement of interest rates. Also, certain utility companies have experienced full or partial deregulation in recent years, which may permit them to diversify outside of their original geographic regions and their traditional lines of business. Conversely, the companies that remain heavily regulated, may be at a competitive disadvantage, making them less profitable. In addition, natural disasters, terrorist attacks, government intervention or other factors may render a utility company’s equipment unusable or obsolete and negatively impact profitability. Utility companies are subject to the high cost of borrowing to finance capital construction during inflationary periods, restrictions on operations and increased costs and delays associated with compliance with environmental and nuclear safety regulations, and the difficulties involved in obtaining natural gas for resale or fuel for generating electricity at reasonable prices. Other risks include those related to the construction and operation of nuclear power plants, the effects of energy conservation and the effects of regulatory changes.

Real Estate Sector Risk. The Real Estate Sector includes companies involved in real estate management & development and issuers of real estate investment trusts (REITs). Securities of companies in the real estate sector may be adversely affected by, among other things, rental income fluctuation, depreciation, property tax value changes, differences in real estate market values, overbuilding and extended vacancies, increased competition, costs of materials, operating expenses or zoning laws, costs of environmental clean-up or damages from natural disasters, cash flow fluctuations, and defaults by borrowers and tenants.

13.        Prospectus – Summary Section – Historical Performance

SEC Comment:        The paragraph regarding performance is confusing. Please make simpler. If applicable, please provide a toll free telephone number where the updated performance information may be obtained.

Response:        The Registrant will revise the paragraphs as follows:

HISTORICAL PERFORMANCE - Investor Class

The Fund commenced operations on December 15, 2008 upon the reorganization of the 1st Source Monogram Income Equity Fund (the “Predecessor Fund”) into the Fund. As a result of the reorganization, the Fund assumed the financial and performance history of the Predecessor Fund. Accordingly, the performance information below prior to December 15, 2008 reflects the performance of the Predecessor Fund which was advised by a different advisor and had different expenses and as a result may have produced different investment results. Similarly, effective 60 days following August 8, 2017, the Wasatch Global Value Fund changed its principal investment strategy and correspondingly, updated its name and changed its comparison benchmark index to reflect the change in principal strategy. For periods prior to the principal investment strategy change, the performance figures below reflect the performance of the Fund’s Investor Class.

The following tables provide information on how the Investor Class of the Fund has performed over time. The past performance, before and after taxes, of the Fund’s Investor Class is not necessarily an indication of how these shares will perform in the future. The bar chart below is intended to provide you with an indication of the risks of investing in the Fund by showing changes in the Fund’s performance year to year, as represented by the Investor Class of the Fund. The table below is designed to help you evaluate your risk tolerance by showing the best and worst quarterly performance of the Fund’s Investor Class for the years shown in the bar chart. The average annual total return table below allows you to compare the Fund’s performance over the time periods indicated to that of a broad-based market index and an additional index composed of securities similar to those held by the Fund.

Performance information is updated regularly and is available on the Fund’s website www.WasatchFunds.com.

HISTORICAL PERFORMANCE - Institutional Class

Effective 60 days following August 8, 2017, the Wasatch Global Value Fund changed its principal investment strategy and correspondingly, updated its name and changed its comparison benchmark index to reflect the change in principal strategy. For periods prior to the principal investment strategy change, the performance figures below reflect the performance of the Fund’s Institutional Class.

The following tables provide information on how the Institutional Class of the Fund has performed over time. The past performance, before and after taxes, of the Fund’s Institutional Class is not necessarily an indication of how these shares will perform in the future. The bar chart below is intended to provide you with an indication of the risks of investing in the Fund by showing changes in the Fund’s performance year to year, as represented by the Institutional Class of the Fund. The table below is designed to help you evaluate your risk tolerance by showing the best and worst quarterly performance of the Fund’s Institutional Class for the years shown in the bar chart. The average annual total return table below allows you to compare the Fund’s performance over the time periods indicated to that of a broad-based market index and an additional index composed of securities similar to those held by the Fund.

Performance information is updated regularly and is available on the Fund’s website www.WasatchFunds.com.

14.	Prospectus – Additional Information about the Fund Section – Additional Information About Investment Strategies and Risks

SEC Comment:        Please clarify which risks are principal and which are non-principal. In addition, some of the disclosure appears to be repetitive of the disclosure in the Summary Section of the prospectus. General Instruction C.3.(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.

Response:        Principal risks are disclosed in the summary section of the Fund as required. Additional risks are disclosed in the Additional Information Section. However, because this prospectus is part of a combined prospectus, some risks that are principal to certain Funds are non-principal to others. The additional risks are disclosed as such in the first paragraph of the section titled “Additional Information about Investment Strategies and Risks.”

15.	Prospectus – Additional Information about the Fund Section – Additional Information About Investment Strategies and Risks

SEC Comment:        Please confirm that all principal strategies are summarized. If not, please revise disclosure accordingly.

Response:        Registrant confirms that all principal strategies are summarized.

16.	Prospectus – Additional Information about the Fund Section – Additional Information About Investment Strategies and Risks

SEC Comment:        The Fund includes an India Region Risk. Please confirm if this risk is principal risk. If yes, please include applicable disclosure in principal strategies and principal risks in the Summary Section of the prospectus.

Response:        The Fund includes an India Region Risk as an additional non-principal risk.

17.	Prospectus – Additional Information about the Fund Section – Additional Information About Investment Strategies and Risks

SEC Comment:        Please define equity-linked instruments in the “Equity-Linked Instruments Risk.” In addition, please define participatory notes and include any corresponding risks.

Response:        The equity linked instruments risk will be revised as follows: “Participatory Notes Risk. Certain Funds may invest in “Participatory Notes”, which are contracts or similar instruments evidencing the indirect ownership of an underlying basket of securities held by banks or other parties, and used to obtain exposure to an equity investment, including common stocks and warrants, in a local market where direct ownership is not permitted. The purchase of participatory notes involves risks that are in addition to the risks normally associated with a direct investment in the underlying securities; the Funds are subject to the risk that the issuer of the instrument (i.e., the issuing bank or broker-dealer) is unable or refuses to perform under the terms of the instrument. Such instruments are also not traded on exchanges, are privately issued, and may be illiquid. There can be no assurance that the trading price or value of a participatory note will equal the value of the underlying equity security to which it is linked.”

18.	Prospectus – Additional Information about the Fund Section – Investment Objective and Other Policies

SEC Comment:        Please disclose if shareholders will receive notice if the Fund’s investment objective is changed.

Response:        The Fund’s right to change its name, investment objectives and other policies, including when a shareholder will be required to receive notice, is disclosed in the section titled “Additional Information about the Fund.” Registrant will include a disclosure that shareholders will receive notice of any change to the Fund’s investment objective.

19.	Prospectus – Account Policies Section– Purchasing Shares

SEC Comment:        Please confirm if a shareholder may only purchase shares from the transfer agent.

Response:        Shareholders may purchase through third-party intermediaries as well directly from the Fund through its transfer agent. The ability to purchase through third-parties is disclosed in the Account Policies section of the Prospectus (see, “Purchasing and Selling Shares Through Third Parties Such as Brokers or Banks”). Purchases directly from the Fund can only be processed through the Fund’s transfer agent.

20.	Prospectus – Account Policies Section – Purchasing Shares

SEC Comment:        The second bullet in the section states that: “The purchase price of your Investor Class shares will be determined the next time the Fund’s Investor Class share price is calculated after the transfer agent has received your request in good order.” Please define “good order.” In addition, please confirm that the Fund complies with the requirements of Rule 22c-1 of the Investment Company Act of 1940, as amended.

Response: Registrant confirms that the Fund intends to comply with the requirements of Rule 22c-1 under the Investment Company Act of 1940, amended. The disclosure will be revised as follows: “The purchase price of your Investor Class shares will be determined the next time the Fund’s Investor Class share price is calculated after the transfer agent has received your request in good order (i.e., when all necessary documentation required by the Fund’s transfer agent has been received completed and accurate).”

21.	Prospectus – Account Policies Section – Selling (Redeeming) Shares

SEC Comment:        The ninth bullet in the section states that: “Redemption proceeds can also be sent by wire ($15.00 fee) or electronic funds transfer to your preauthorized bank account.” Please disclose the process for the fee, including who collects the fee and how the fee is charged.

Response:        The disclosure will be revised as follows: “Redemption proceeds can also be sent by wire ($15.00 fee) or electronic funds transfer to your preauthorized bank account. The Fund’s transfer agent will increase the redemption request by a sufficient number of shares to cover the wire transfer fee or electronic funds transfer fee (if any), and pay the fee to the processing bank.”

22.	Prospectus – Account Policies Section – Selling (Redeeming) Shares

SEC Comment:        The thirteenth bullet in the section states that: “The Fund can delay payment of redemption proceeds for up to seven days at any time if it is deemed to be in the best interests of the Fund to do so.” Please confirm that the Fund is complying with the requirements of Section 22(e) of the Investment Company of 1940, as amended.

Response:        The Registrant confirms that it intends to comply with the requirements of Section 22(e) of the Investment Company Act of 1940, as amended.

23.	Statement of Additional Information – Investment Strategies and Risk Section

SEC Comment:        Please confirm that any principal strategies and risks have been described as applicable in the Fund’s Statement of Additional Information.

Response:        The Registrant confirms that any principal strategies and identified principal risks have been described as applicable in the Fund’s Statement of Additional Information.

24.	Statement of Additional Information – Investment Strategies and Risk Section – Mortgage-Related Securities

SEC Comment:        Please confirm if the Fund may invest in mortgage-related securities and if such investment is a principal or non-principal strategy. In addition, please indicate if the Fund can invest in collateralized mortgage securities and if such investment is a principal or non-principal strategy.

Response:        The Fund may invest in mortgage-related securities and collateralized securities, however it is not a principal strategy of the Fund to invest in either.

25.	Statement of Additional Information – Fund Restriction and Policies Section

SEC Comment:        The second to last paragraph states that: “If any percentage restriction or requirement described above is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in asset value will not constitute a violation of such restriction or requirement. However, should a change in net asset value or other external events cause the Fund’s investments in illiquid securities, repurchase agreements with maturities in excess of seven days and other instruments in the Fund which are not readily marketable to exceed the limit set forth in the Fund’s Prospectus or herein for its investment in illiquid securities the Fund will act to cause the aggregate amount of such securities to come within such limit as soon as reasonably practicable.” Please revise to include the Fund’s restriction regarding borrowing and its compliance with Section 18f(1) of the Investment Company Act of 1940, as amended.

Response:        The first sentence of the paragraph will be revised to read:

“If any percentage restriction or requirement described above is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in asset value will not constitute a violation of such restriction or requirement, except that any borrowing by the Fund that exceeds the investment restriction stated above must be reduced to meet such limitations within the period required by the 1940 Act (currently three days, excluding Sundays and holidays). “

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President

cc:        R. Biles